Certificate of Amendment

(Pursuant to NRS 78.385 and 78.390)

September 27, 2007

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation:

HS Equestrian Estates, Inc.

2.  The articles have been amended as follows:

Article I

The name of this corporation is IntelligenTek Corporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:  90%

4. Effective date of filing:

5. Officer Signature: Original signature on file

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